Filed Pursuant to Rule 433

Registration No. 333-297915

FINAL TERM SHEET

U.S.$1,000,000,000 6.250% Notes due 2037

(the “Notes”)

September 10, 2026

Issuer:	Government of Jamaica

Format:	SEC Registered (333-297915) and Regulation S

Currency:	U.S. Dollars

Principal Amount:	U.S.$1,000,000,000

Issuer Ratings*:	Ba3 (stable) / BB (stable) / BB- (stable) (Moody’s / S&P / Fitch)

Expected Note Ratings*:	Ba3 / BB / BB- (Moody’s / S&P / Fitch)

Final Maturity Date:	September 17, 2037

Optional Redemption:

Prior to June 17, 2037 (three months prior to the maturity date of the notes) (the “Par Call Date”), Jamaica may redeem the notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places and calculated by Jamaica) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed discounted to the redemption date (assuming the notes matured on the Par Call Date and taking into account the interest rate applicable on the notes on the redemption date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points less (b) unpaid interest accrued to, but excluding, the date of redemption, and

(2)100% of the principal amount of the notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the Par Call Date, Jamaica may redeem the notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Coupon Rate:	6.250%

Interest Basis:	Payable semi-annually in arrears

Day Count:	30/360

Interest Payment Dates:	March 17 and September 17 of each year, commencing on March 17, 2027

Issue Price:	100.000%, plus accrued interest, if any from September 17, 2026 to, but excluding, the Settlement Date if settlement occurs after such date

Yield:	6.250%

Pricing Date:	September 10, 2026

Settlement Date:	September 17, 2026 (T+5)

Clearing:	DTC, Euroclear and Clearstream

Use of Proceeds:	The net proceeds to the Government of Jamaica from the sale of the Notes will be approximately U.S.$997,600,000, after the deduction of the underwriting discount and Jamaica’s share of the expenses in connection with the sale of the Notes, which are estimated to be approximately U.S.$700,000. The Government of Jamaica intends to use a portion of the net proceeds of the sale of the Notes offered hereby to fund the payment for any notes accepted in the tender offer made pursuant to its Invitation for Offers to Tender for Cash its 6.750% Notes due 2028, 8.500% Notes due 2036 and 8.000% Notes due 2039 (collectively, the “Invitation Notes”), and to use approximately U.S.$590,000,000 of the proceeds for general budgetary purposes.

Governing Law:	State of New York

Listing:	Application has been made to list the Notes on the Luxembourg Euro MTF.

Denominations:	U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof

Global Coordinator:	Citigroup Global Markets Inc.

Joint Lead Managers and Joint Bookrunners:	Citigroup Global Markets Inc. Scotia Capital (USA) Inc.

Security Identifiers:	CUSIP: 470160 CG5 / ISIN: US470160CG50

Preliminary Prospectus Supplement:	https://www.sec.gov/Archives/edgar/data/53078/000119312526379440/d153291d424b3.htm

*

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independent of each other securities rating.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer or the Underwriters will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at +1-800-831-9146 or Scotia Capital (USA) Inc. toll free at +1-800-372-3930.

Delivery of the Notes is expected on or about September 17, 2026, which will be the fifth business day following the date of pricing of the Notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the pricing date should consult their own advisor.

This term sheet is not addressed to any retail investor in the European Economic Area (“EEA”). For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “IDD”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended or superseded, the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling any securities or otherwise making them available to retail investors in the EEA has been or will be prepared and therefore offering or selling any securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

This term sheet is not addressed to any retail investor in the United Kingdom. For these purposes, a “retail investor” means a person who is either one (or both) of the following: (i) not a “professional client”, as defined in point (8) of Article 2(1) of Regulation (EU) no 600/2014 as it forms part of UK domestic law by virtue of the European Union (withdrawal) Act 2018 (as amended, the “EUWA”) (the “UK MIFIR”); or (ii) not a “qualified investor” as defined in paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024 (the “POATR”). Consequently, no disclosure document required by the FCA Product Disclosure Sourcebook (“DISC”) for offering, selling or distributing any securities or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering, selling or distributing any securities or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the DISC and the Consumer Composite Investments (Designated Activities) Regulations 2024.

The information in this term sheet is not being distributed by, nor has it been approved for the purposes of Section 21 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) by, a person authorised under the FSMA. The information in this term sheet is for distribution only to persons and only directed at persons who (i) are outside the United Kingdom; (ii) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”); (iii) are persons falling within Articles 49(2)(a) to (d) (“high net worth companies, unincorporated associations and any other persons to whom it may be lawfully communicated”) of the Financial Promotion Order; (iv) are persons falling within Article 43 of the Financial Promotion Order (non-real time communication by or on behalf of a body corporate to creditors of that body corporate); or (v) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This term sheet is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this information relates is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this term sheet or other documents and/or materials or any of its or their contents.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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